

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 5, 2021

Fredi Nisan
Chief Executive Officer
GreenBox POS
8880 Rio San Diego Drive, Suite 102
San Diego, CA 92108

> **Re: GreenBox POS**
> **Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-251636**

Dear Mr. Nisan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Lucosky, Esq.